LINCOLN ELECTRIC HOLDINGS, INC.

22801 Saint Clair Avenue • Cleveland, Ohio 44117 • U.S.A Tel: +1 (216) 481-8100 • Fax: +1 (216) 486-1751

August 22, 2025

CORRESPONDENCE VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:	Chen Chen

Christine Dietz

Re:	Lincoln Electric Holdings Inc.

Form 10-K for the Fiscal Year ended December 31, 2024

Filed February 26, 2025

File No. 000-01402

Ladies and Gentlemen:

Lincoln Electric Holdings Inc., an Ohio corporation (the “Company”, “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 14, 2025 (the “Comment Letter”), in regard to the above-referenced Form 10-K for the fiscal year ended December 31, 2024 (the “Form 10-K”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the fiscal year ended December 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Indicators, page 18

1.

We note your disclosure that orders, backlog, sales, inventory and fill-rates are key operating measures utilized by the operating units to manage the company as they provide key indicators of business trends. Please tell us what consideration was given to disclosing these measures in MD&A, along with all the disclosures consistent with the guidance in SEC Release No. 33-10751.

Response: The Company respectfully acknowledges the Staff’s comment. Upon further review of SEC Release No. 33-10751, the Company does not believe orders, backlog, inventory or fill-rates represent key variables that would be necessary for an investor to understand the Company’s financial condition, changes in financial condition and results of operations. The Company separately discloses sales as a key financial measure utilized by the Company’s executive management and operating units in order to evaluate the results of its business and in understanding key variables impacting the current and future results of the Company. As a result, in future filings, beginning with its Annual Report on Form 10-K for the year ending December 31, 2025, the Company will remove the referenced disclosure.

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United States Securities and Exchange Commission Division of Corporate Finance Office of Technology August 22, 2025 Page 2

Results of Operations, page 19

2.	We note your presentation of Adjusted EBIT by segment but you do not include a discussion and analysis of each segment’s Adjusted EBIT. Please revise. Refer to Item 303(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and, in future filings, beginning with its Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2025, the Company will revise its disclosure to clarify our discussion and analysis of each segment’s Adjusted EBIT as shown below in the revised disclosure from the Form 10-K with tracked edits.

The following table presents Adjusted EBIT by segment:

	December 31		Favorable (Unfavorable) 2024 vs. 2023
	2024	2023	$	%
Americas Welding:
Net sales	$2,564,847	$2,655,546	$(90,699)	(3.4)%
Inter-segment sales	135,758	127,536	8,222	6.4%

Total Sales	$2,700,605	$2,783,082	$(82,477)	(3.0)%

Adjusted EBIT (1) (4)	$530,188	$538,269	$(8,081)	(1.5)%

As a percent of total sales (1)	19.6%	19.3%		0.3%

International Welding:
Net sales	$933,722	$1,040,006	$(106,284)	(10.2)%
Inter-segment sales	35,861	31,498	4,363	13.9%

Total Sales	$969,583	$1,071,504	$(101,921)	(9.5)%

Adjusted EBIT (2) (5)	$106,117	$136,497	$(30,380)	(22.3)%

As a percent of total sales (2)	10.9%	12.7%		(1.8)%

The Harris Products Group:
Net sales	$510,101	$496,084	$14,017	2.8%
Inter-segment sales	12,321	10,641	1,680	15.8%

Total Sales	$522,422	$506,725	$15,697	3.1%

Adjusted EBIT (3) (6)	$88,328	$74,144	$14,184	19.1%

As a percent of total sales (3)	16.9%	14.6%		2.3%

Corporate / Eliminations:
Inter-segment sales	$(183,940)	$(169,675)	$(14,265)	8.4%
Adjusted EBIT (7)	(11,028)	(17,536)	6,508	(37.1)%
Consolidated:
Net sales	$4,008,670	$4,191,636	$(182,966)	(4.4)%

Net income	$466,108	$545,248	$(79,140)	(14.5)%

As a percent of total sales	11.6%	13.0%		(1.4)%

Adjusted EBIT (8)	$713,605	$731,374	$(17,769)	(2.4)%

As a percent of sales	17.8%	17.4%		0.4%

(1)

Adjusted EBIT decreased ~~Increase~~ for 2024 as compared to 2023 primarily driven by the unfavorable impact of lower volumes, partially offset by the favorable impact of effective cost management and cost reduction actions; Adjusted EBIT as a percent of sales increased for the same period.~~, partially by the unfavorable impact of lower volumes.~~

(2)

Adjusted EBIT and Adjusted EBIT as a percent of sales ~~D~~decreased for 2024 as compared to 2023 primarily driven by the unfavorable impact of lower volumes, partially offset by the favorable impact of cost reduction actions.

(3)	Adjusted EBIT and Adjusted EBIT as a percent of sales ~~l~~increased for 2024 compared to 2023 primarily driven by the favorable impact of ~~reflects~~ effective cost management and operational improvements.

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United States Securities and Exchange Commission Division of Corporate Finance Office of Technology August 22, 2025 Page 3

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 6 - Segment information, page F-21

3.

You indicate that the primary measure used by the chief operating decision maker (“CODM”) is segment Adjusted EBIT; however, we note that you also present gross profit and EBIT for each reportable segment. Tell us whether the CODM receives gross profit and EBIT for each reportable segment and how they are used. If the CODM uses more than one measure of segment profit or loss, such as gross profit, EBIT and Adjusted EBIT, to assess segment performance and to decide how to allocate resources, tell us which of the reported segment profit or loss measures is required to be disclosed in accordance with ASC 280-10-50-28A. In this regard, the measure required to be disclosed is that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements. Additional measures may be disclosed, with certain disclosures provided for each related measure, pursuant to ASC 280-10-50-28A through 50-28C.

Response: The Company acknowledges the Staff’s comment and respectfully explains that while segment gross profit and segment EBIT are included in the financial information for each reportable segment provided to the CODM for informational purposes, the CODM does not use segment gross profit and segment EBIT when assessing performance or allocating resources. The CODM uses segment Adjusted EBIT as the performance measure to assess performance and allocate resources, and therefore we believe it is the metric required to be disclosed under the guidance in ASC 280-10-50-28A.

The presentation of segment gross profit and EBIT within Note 6 was not intended to imply the use of the metric by the CODM. Rather, the presentation in Note 6 inclusive of segment gross profit and EBIT was presented for informational purposes only and intended to maintain a consistent format throughout the financial statements.

The Company revised the Segment Information Note to remove segment gross profit within its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025. Starting with its Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2025, the Company will further revise the Segment Information Note to also remove segment EBIT. Please see revised disclosure from the Form 10-K with tracked edits shown after question 4 response below.

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United States Securities and Exchange Commission Division of Corporate Finance Office of Technology August 22, 2025 Page 4

4.

Please revise to reconcile the total of the reportable segments’ amount for each measure of profit or loss to consolidated income before income taxes. Refer to ASC 280-10-50-30(b) and ASC 280-10-50-28C. The reconciliation should include a single amount for the subtotal of the reportable segments’ measures of profit or loss with a reconciliation of that amount to consolidated income before income taxes. In this regard, we note that the segment note currently includes a Corporate/Elimination column which appears to result in the presentation of non-GAAP measures of consolidated EBIT and consolidated Adjusted EBIT. Please similarly revise to reconcile to the total reportable segments’ amounts to consolidated amounts, such as the total of the reportable segments’ assets to consolidated assets. Refer to ASC 280-10-50-30.

Response: The Company acknowledges the Staff’s comment regarding the requirements in ASC 280-10-50-30(b) and ASC 280-10-50-28C as well as regarding the appearance of creating non-GAAP measures of consolidated EBIT and consolidated Adjusted EBIT.

In future filings we will revise the presentation to remove such amounts. Additionally, the reconciliation of reportable segments’ Adjusted EBIT and Total segment Assets will be changed to include single amounts for the subtotal of segments’ Adjusted EBIT and Total segment Assets that are then reconciled to consolidated income before taxes and Total consolidated assets, respectively, as shown below in the revised Form 10-K disclosure. Further, the reconciliation of Other Segment Information will be revised to include single amounts for the subtotal of Total segment capital expenditures and Total segment depreciation and amortization that are then reconciled to Consolidated total capital expenditures and Consolidated total depreciation and amortization, respectively, as shown below in the revised Form 10-K disclosure.

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United States Securities and Exchange Commission Division of Corporate Finance Office of Technology August 22, 2025 Page 5

For the Year Ended December 31, 2024

	Americas Welding (1)	International Welding (2)	The Harris Products Group (3)	Total
Net sales	$2,564,847	$933,722	$510,101	$4,008,670
Inter-segment sales	135,758	35,861	12,321	183,940

~~Total sales~~	2,700,605	969,583	522,422	4,192,610
Reconciliation to Consolidated Net sales
Elimination of inter-segment sales				(183,940)

Net sales				$4,008,670

Cost of goods sold	1,638,568	700,428	378,292	~~2,717,288~~
~~Gross profit~~	~~1,062,037~~	~~269,155~~	~~144,130~~	~~1,475,322~~
Other segment expenses	559,670	200,785	59,757	~~820,212~~

~~EBIT~~	~~502,367~~	~~68,370~~	~~84,373~~	~~655,110~~
Special items charge	27,821	37,747	3,955	~~69,523~~

Segment Adjusted EBIT	530,188	106,117	88,328	724,633
Reconciliation of Segment Adjusted EBIT to Consolidated Income before income taxes
Addback: Segment special items charge				(69,523)
Corporate special items charge (4)				(7,147)
Elimination of inter-segment profit				(2,410)
Unallocated corporate expenses, net				(8,618)
Interest income				10,130
Interest expense				(52,916)

Income before income taxes				$594,149

Other Segment Information
Total assets	$2,416,411	$1,050,327	$346,645	$3,813,383
Capital expenditures	94,528	17,814	4,144	116,486
Depreciation and amortization	57,016	21,735	10,091	88,842

Reconciliation of Segment Assets to Consolidated Assets
Total segment assets	$3,813,383
Corporate assets	20,745
LIFO reserve not allocated to segments	(120,633)
Eliminations	(193,353)

Total consolidated assets	$3,520,142

Reconciliation of Other Segment Information to Consolidated Information	Segment Totals	Adjustments	Consolidated Totals
Capital expenditures	$116,486	$117	$116,603
Depreciation and amortization	88,842	(604)	88,238

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United States Securities and Exchange Commission Division of Corporate Finance Office of Technology August 22, 2025 Page 6

* * * * * * * *

Thank you for your comments and I trust you will find my responses satisfactory. If you have any questions regarding the foregoing, please do not hesitate to contact me at gabe_bruno@lincolnelectric.com or at (216) 383-8195.

Very truly yours,

/s/ Gabriel Bruno

Gabriel Bruno
Executive Vice President,
Chief Financial Officer and Treasurer

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